1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Quentin Collin Faust 214 659.4589 Phone 214 659.4828 Fax quentinfaust@andrewskurth.com

January 27, 2006

VIA EDGAR AND FACSIMILE [202-772-9368]

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, DC 20549-7010

Re:	Artisoft, Inc.
Preliminary Information Statement on Schedule 14C Filed January 17, 2006
File No. 0-19462

Dear Ms. Jacobs:

On behalf of Artisoft, Inc. (“Artisoft”), this letter responds to the Staff’s comments received via the facsimile by the undersigned on January 24, 2006 (the “Staff Letter”). The numbering below corresponds to the order of the Staff’s comments.

Preliminary Information Statement on Schedule 14C

1.	COMMENT:

Please advise us whether the information statement relates to actions taken in lieu of an annual meeting. We note that your actions regarding the election of directors and ratification of accountants are proposals typically raised at an annual meeting. Accordingly, it appears that the actions were taken in lieu of an annual meeting. If so, please be aware of your requirements pursuant to Rule 14c-3 under the Exchange Act to furnish certain information to stockholders and advise us of your intentions to satisfy such requirements. If, pursuant to your amended and restated charter, the company will not have a classified board, please disclose the effect on the current members of the board, such as their terms of office.

RESPONSE:

Artisoft advises the Staff that the Information Statement relates to actions taken in lieu of an annual meeting, and is preparing to distribute an annual report for fiscal year 2005

Austin    Dallas    Houston    London    Los Angeles    New York    The Woodlands    Washington, DC

Ms Barbara C. Jacobs

January 27, 2006

with the Information Statement. Artisoft further acknowledges its requirements pursuant to Rule 14c-3 of the Exchange Act and will furnish all required information to its stockholders in accordance with the terms of the Rule. We will include a statement on the first page of the Information Statement indicating that the annual report will accompany the Information Statement.

We further advise the Staff that Artisoft will continue to have a classified board of directors. While there is no specific provision for a classified board in the Amended and Restated Charter, Article V indicates that “. . . the number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the By-Laws of the Corporation.” The specific provision for a classified board of directors is then located in Article III, Section 1 of Artisoft’s Bylaws. Artisoft will amend its Information Statement to include the following disclosure to reflect these facts:

Board of Directors

The Amended and Restated Charter provides that the number of directors is fixed in the manner provided in our bylaws. Although the Amended and Restated Charter does not specifically provide for a classified board of directors, as does the Current Charter, our bylaws provide that the board be classified in a manner in which it currently exists under the Current Charter. As a result, no change in the number or classification or our board will result. The classification of the Board could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the Company.

Amended and Restated Charter

Description of Amended and Restated Charter, page 30

2.	COMMENT:

Your prior disclosure of your current charter included information with respect to your classified board of directors and stockholders’ meetings, among other things. Your disclosure of your amended and restated charter, however, does not have a parallel discussion. For purposes of clarity, please revise your disclosure to better parallel your description of the material terms of your current charter with that of your amended and restated charter. We further note that your amended and restated charter does not appear to contain any provisions with respect to a classified board of directors. Please advise whether such classification has been amended and revise as appropriate.

RESPONSE:

Artisoft will continue to have a classified board of directors. See our response to Comment One, above. Artisoft will amend its Information Statement to include the following disclosure to better parallel the description of the material terms of its Current Charter which you point out in the Staff Letter:

Business Combinations

Ms Barbara C. Jacobs

January 27, 2006

The Amended and Restated Charter has no restrictions on our ability to enter into a Business Combination, as such term is defined in the Current Charter.

Board of Directors

The Amended and Restated Charter provides that the number of directors is fixed in the manner provided in our bylaws. Although the Amended and Restated Charter does not specifically provide for a classified board of directors, as does the Current Charter, our bylaws provide that the board be classified in a manner in which it currently exists under the Current Charter. As a result, no change in the number or classification or our board will result. The classification of the Board could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the Company.

Stockholder Meetings

The Amended and Restated Charter does not require stockholder meetings to take place in Delaware, subject to our bylaws. Election of directors at an annual or special meeting of stockholders does not have to be by written ballot unless required by our bylaws. The Amended and Restated Charter will not require a greater vote than the vote otherwise required by law for any corporate action.

Amendment of Current Charter and Bylaws

Delaware law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s Amended and Restated Charter or bylaws, unless a corporation’s Amended and Restated Charter or bylaws, as the case may be, requires a greater percentage. The Company may amend the Amended and Restated Charter in accordance with Delaware law. Our bylaws may be amended or repealed by our board of directors.

Material Differences between the Current Charter & the Amended and Restated Charter, page 31

3.	COMMENT:

Please disclose whether you presently have any plans, proposals or arrangements to issue any of the to-be-newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

RESPONSE:

Artisoft does not have any plans, proposals or arrangements to issue any of the to-be-newly available authorized shares of common stock in the near future. While Artisoft is from time to time in discussions with potential acquisition targets, no such discussions have proceeded to the stage where any material terms have been determined, including whether Artisoft would issue any common stock in such a transaction.

Ms Barbara C. Jacobs

January 27, 2006

The Company is currently in negotiations with a potential investor for a proposed offering of convertible preferred stock, but that transaction, if agreed upon and consummated, would not be tied, in any way, to the terms of the Company’s Amended and Restated Charter. When and if a definitive agreement has been reached regarding this proposed convertible preferred stock financing, the Company will disclose the material terms and conditions in a Form 8-K filing.

COMMENT:

Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss any other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

RESPONSE:

Artisoft will amend its Information Statement to include the following discussion of anti-takeover mechanisms in its governing documents and otherwise, which includes a statement that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders:

Anti-Takeover Provisions

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder unless (with a few exceptions) the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15.0% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Certificate of Incorporation and Bylaw Provisions

Provisions of our Amended and Restated Charter, our bylaws and contracts to which we are a party could have the effect of delaying or preventing a tender offer or takeover attempt of our company that a stockholder might consider favorable, including attempts that might result in a premium over the prevailing market price of our stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights.

Ms Barbara C. Jacobs

January 27, 2006

We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. These provisions are summarized in the following paragraphs.

Classified Board of Directors

Our bylaws provide that our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year and at least two annual stockholder meetings will be required, instead of one, to replace a majority of the members of our board of directors. This provision of our bylaws, when coupled with another provision authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

No Stockholder Ability to Call Special Meetings

Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, our President, or the board of directors pursuant to a resolution adopted by a majority of the board of directors.

Authorized but Unissued Stock

Our authorized but unissued common stock and preferred stock is available for our board to issue in one or more transactions without stockholder approval and our board of directors has broad power to establish the rights and preferences of authorized and unissued preferred stock. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, equity incentive plans and a stockholder rights plan. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction, including, without limitation, a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Advance Notice Procedures for Stockholder Proposals

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. If, however, less than 100 days notice is given or prior public disclosure of the meeting date is given to stockholders, notice by the stockholder to be timely must be received by the Company before the 10th day following the public notice of the meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions provide our board of directors with advance notice of possible dissident stockholder proposals and director nominations, and provide our board with additional time to develop a response and to ensure that all stockholders have adequate information regarding proposals and nominations. These provisions may also preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

4.	COMMENT:

We note that the amended and restated charter will cause the retirement of the Series, A, B and C preferred stock. Your disclosure elsewhere, however, appears to state that your amended and restated charter will effect, among other things, the retirement of Series B and C preferred stock without mention of the Series A preferred stock. Please explain to us the difference in your disclosure and reconcile as appropriate.

Ms Barbara C. Jacobs

January 27, 2006

RESPONSE:

Artisoft is obligated to file an amendment to the Current Charter to retire the Series B and Series C Preferred Stock pursuant to the Stock Purchase Agreement dated as of September 28, 2004. The Series A Preferred Stock was originally designated in connection with Artisoft’s adoption of a shareholder rights plan. The shareholder rights plan has since terminated, and Artisoft has no intention to issue any shares of Series A Preferred Stock. No shares of Series A Preferred Stock were ever issued in connection with the shareholder rights plan or otherwise. Accordingly, Artisoft’s board of directors concluded that retirement of the Series A Preferred Stock was appropriate in connection with the amendment and restatement of its Current Charter to retire the Series B and Series C Preferred Stock. However, because the retirement of the Series A Preferred Stock was unrelated to the obligation to retire the Series B and Series C Preferred Stock and because no shares of the Series A Preferred Stock were ever issued, Artisoft’s management felt disclosure as to its retirement unnecessary.

Artisoft will amend its Information Statement to include the following disclosure regarding the retirement of the Series A Preferred Stock:

Purpose of Amended and Restated Charter

In connection with the 2004 Equity Financing, as defined below, and the acquisition of the assets of Comdial Corporation, we agreed to make several amendments to the Current Charter. Pursuant to the 2004 Stock Purchase Agreement, we agreed to amend the Current Charter to retire all authorized shares of our Series B Preferred Stock and Series C Preferred Stock. In connection with the Acquisition, we agreed to amend the Current Charter to increase the number of authorized shares of our Common Stock to 250,000,000 shares. Additionally, our Board has concluded that it is in the best interest of our Company and our stockholders that we make additional amendments to the Current Charter to change our name from “Artisoft, Inc.” to “Vertical Communications, Inc.”, ~~and~~ remove certain provisions requiring approval of the holders of 80% of our Common Stock to undertake certain corporate actions and retire all authorized shares of our Series A Preferred Stock. Because of the number of amendments being made to the Current Charter, our Board determined that it was in the best interest of our Company and our stockholders to amend and restate the Current Charter in its entirety. The Amended and Restated Charter is the culmination of both the amendments to the Current Charter we are obligated to make and amendments our Board determined were desirable and in the best interest of our Company and our stockholders.

5.	GENERAL

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms Barbara C. Jacobs

January 27, 2006

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Upon the Staff’s review of the foregoing responses, Artisoft is prepared to file a Definitive Information Statement on Schedule 14C which would incorporate the foregoing proposed changes.

Please do not hesitate to contact me at 214-659-4589 or Victor B. Zanetti of this office at 214-659-4679 if we can be of any further assistance in reviewing the above responses.

Thank you.

Very truly yours,

/s/ QUENTIN COLLIN FAUST

     Quentin Collin Faust

cc:	Mr. William Y. Tauscher
Victor B. Zanetti, Esq.